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                                                             EXHIBIT 99(a)(1)(L)

                                          PRESS
                                          RELEASE

                                          CONTACT: Terry Baxter
                                          (603) 640-2229


                    WHITE MOUNTAINS MAY SUSPEND TENDER OFFER
                    DUE TO POTENTIAL SIGNIFICANT DEVELOPMENTS

HAMILTON, Bermuda, September 11, 2000 - Due to potential significant developments that may enhance its business, the Board of Directors and management of White Mountains Insurance Group, Ltd. are evaluating whether the Company should amend, extend or withdraw its previously announced tender offer for up to 1,500,000 shares of its common stock at a price of $165.00 per share. The tender offer commenced on Monday, August 21, 2000 and is currently scheduled to expire September 18, 2000. The Company expects the evaluation process to continue for up to a week. No further announcement is expected to be made during this evaluation period. The tender offer is conditioned upon, among other things, no actual or potential development occurring in the Company's business operations or prospects that is or may be material to the Company or affects the anticipated benefit to the Company of acquiring shares pursuant to the tender offer.

The Company cautioned that these potential developments in its business are preliminary and uncertain, and there can be no assurance that they will be realized, or, if realized, will be favorable. White Mountains is traded on the New York Stock Exchange under the symbol WTM.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. White Mountains cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in forward-looking statements made by White Mountains. These factors include: (i) competitive forces, including the conduct of other property and casualty insurers and reinsurers,
(ii) changes in domestic or foreign laws or regulations applicable to White Mountains, its competitors or its clients, (iii) an economic downturn or other economic conditions (such as a rising interest rate environment) adversely affecting White Mountains' financial position, (iv) loss reserves established by White Mountains subsequently proving to have been inadequate, and (v) the failure of potential developments that may enhance White Mountains' business to materialize, or, if such developments materialize, the failure of such developments to enhance White Mountains' business. White Mountains cautions that the foregoing list of important factors is not exhaustive. In any event, such forward-looking statements made by White Mountains speak only as of the date on which they are made, and White Mountains does not undertake any obligation to update or revise such statements as a result of new information, future events or otherwise.